SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Sunstone Hotel Investors, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

867892101

(CUSIP Number)

Sunstone Hotel Investors, L.L.C.

903 Calle Amanecer, Suite 100

San Clemente, California 92673

Attn: Jon D. Kline

(949) 369-4000

with a copy to:

Patrick K. Fox, Esq.

General Counsel

Westbrook Real Estate Partners, L.L.C.

13155 Noel Road, Suite 700

Dallas, Texas 75240

(972) 934-7404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Sunstone Hotel Investors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 229,820 (1)(2) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 229,820 (1)(2) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,820 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON OO

(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Sunstone Investors, LLC, which is the managing member of Westbrook SHP, L.L.C., which is a member of Sunstone Hotel Investors, L.L.C. Westbrook Real Estate Partners, L.L.C. is also the managing member of Westbrook Real Estate Partners Management III, LLC, which is the general partner of each of Westbrook Real Estate Fund III, L.P. and Westbrook Real Estate Co-Investment Partnership III, L.P., which together with Westbrook SHP, LLC have the power to appoint three-fourths of the members of the executive committee of Sunstone Hotel Investors, L.L.C.
(2)	Sunstone Hotel Investors, L.L.C. is also the holder of 1,671,985 membership units of Sunstone Hotel Partnership, LLC. Holders of units are entitled to present them for redemption for a cash amount equal to the then-fair market value of an equal number of shares of Sunstone Hotel Investors, Inc. or, in Sunstone Hotel Investors, Inc.’s sole discretion, an equal number of shares of Common Stock. Units are eligible to be presented for redemption beginning on October 27, 2005.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON WB Hotel Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 42,356 (1)(2) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 42,356 (1)(2) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,356 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON OO

(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Real Estate Partners Management III, LLC, which is the general partner of Westbrook Real Estate Fund III, L.P. and Westbrook Real Estate Co-Investment Partnership III, L.P., which together have the power to appoint a majority of the members of the executive committee of WB Hotel Investors, LLC.
(2)	WB Hotel Investors, LLC is a holder of 330,409 membership units of Sunstone Hotel Partnership, LLC. Holders of units are entitled to present them for redemption for a cash amount equal to the then-fair market value of an equal number of shares of Sunstone Hotel Investors, Inc. or, in Sunstone Hotel Investors, Inc.’s sole discretion, an equal number of shares of Common Stock. Units are eligible to be presented for redemption beginning on October 27, 2005.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Sunstone/WB Hotel Investors IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 537,956 (1)(2) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 537,956 (1)(2) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,956 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14.	TYPE OF REPORTING PERSON OO

(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Real Estate Partners Management IV, LLC, which is the general partner of each of Westbrook Real Estate Fund IV, L.P. and Westbrook Real Estate Co-Investment Partnership IV, L.P., which together have the power to appoint a majority of the members of the executive committee of Sunstone/WB Hotel Investors IV, LLC.
(2)	Sunstone/WB Hotel Investors IV, LLC is a holder of 1,257,439 membership units of Sunstone Hotel Partnership, LLC. Sunstone/WB Hotel Investors IV, LLC also has the power to control 439,739 membership units of Sunstone Hotel Partnership, LLC held by Sunstone/WB Manhattan Beach, LLC. Holders of units are entitled to present them for redemption for a cash amount equal to the then-fair market value of an equal number of shares of Sunstone Hotel Investors, Inc. or, in Sunstone Hotel Investors, Inc.’s sole discretion, an equal number of shares of Common Stock. Units are eligible to be presented for redemption beginning on October 27, 2005.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Sunstone/WB Manhattan Beach, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 0 (1)(2) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 0 (1)(2) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Real Estate Partners Management IV, LLC, which is the general partner of each of Westbrook Real Estate Fund IV, L.P. and Westbrook Real Estate Co-Investment Partnership IV, L.P., which together have the power to appoint a majority of the members of the executive committee of Sunstone/WB Hotel Investors IV, LLC. Sunstone/WB Hotel Investors IV, LLC has the power to appoint a majority of the members of the executive committee of Sunstone/WB Manhattan Beach, LLC.
(2)	Sunstone/WB Manhattan Beach, LLC is a holder of 439,739 membership units of Sunstone Hotel Partnership, LLC. Holders of units are entitled to present them for redemption for a cash amount equal to the then-fair market value of an equal number of shares of Sunstone Hotel Investors, Inc. or, in Sunstone Hotel Investors, Inc.’s sole discretion, an equal number of shares of Common Stock. Units are eligible to be presented for redemption beginning on October 27, 2005.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Partners, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 810,132 (1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 810,132 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,132 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14.	TYPE OF REPORTING PERSON OO

(1)	Westbrook Real Estate Partners, L.L.C. beneficially holds 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Sunstone Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 229,820(1) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 229,820(1) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,820(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON OO

(1)	Excludes 1,671,985 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook SHP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 229,820(1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 229,820(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,820(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON OO

(1)	Excludes 1,671,985 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Partners Management III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 272,176(1) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 272,176(1) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,176(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON OO

(1)	Excludes 2,002,394 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 272,176(1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 272,176(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,176(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON PN

(1)	Excludes 2,002,394 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Co-Investment Partnership III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 272,176(1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 272,176(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,176(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON PN

(1)	Excludes 2,002,394 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Partners Management IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 537,956 (1) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 537,956 (1) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,956 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14.	TYPE OF REPORTING PERSON OO

(1)	Excludes 1,697,178 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 537,956 (1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 537,956 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,956 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14.	TYPE OF REPORTING PERSON PN

(1)	Excludes 1,697,178 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Co-Investment Partnership IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 537,956 (1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 537,956 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,956 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14.	TYPE OF REPORTING PERSON PN

(1)	Excludes 1,697,178 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Paul D. Kazilionis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 810,132(1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 810,132(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,132(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14.	TYPE OF REPORTING PERSON IN

(1)	Excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Jonathan H. Paul
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 810,132 (1) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 810,132 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,132 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14.	TYPE OF REPORTING PERSON IN

(1)	Excludes 3,699,572 membership units of Sunstone Hotel Partnership, LLC.

ITEM 1. Security and Issuer

This Amendment No. 2 to Schedule 13D on the Common Stock of Sunstone Hotel Investors, Inc. (“Sunstone”) is being filed on behalf of the undersigned to amend the Schedule 13D filed on November 5, 2004 and as amended November 22, 2004. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D as previously amended. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

(a) Percentage interest calculations for each Reporting Person are based upon Sunstone having 37,533,321 total outstanding shares of Common Stock as of the close of business on June 10, 2005.

SHI is the record owner of 229,820 shares of Common Stock, or approximately 0.6% of the outstanding shares. WBHI is the record owner of 42,356 shares of Common Stock, or approximately 0.1% of the outstanding shares. SWBHI IV is the record owner of 537,956 shares of Common Stock, or approximately 1.4% of the outstanding shares.

SHI is the owner of 1,671,985 SHP units. WBHI is the owner of 330,409 SHP units. SWBHI IV is the owner of 1,257,439 SHP units. SWBMB is the owner of 439,739 SHP units. Assuming the SHP units owned by each of SHI, WBHI, SWBHI IV and SWBMB were converted into an equivalent number of shares of Common Stock, each of SHI, WBHI and SWBHI IV would own approximately 4.85%, 1.0%, 4.6% and 1.2% of the outstanding shares, respectively.

As the managing member of WSHP, which is a member of SHI, pursuant to Rule 13d-3 under the Act, WSHI may be deemed to own beneficially 229,820 shares of Common Stock and 1,671,985 SHP units owned of record by SHI.

As a member of SHI, pursuant to Rule 13d-3 under the Act, WSHP may be deemed to own beneficially 229,820 shares of Common Stock and 1,671,985 SHP units owned of record by SHI.

As the general partner of each of WREF III and WRECIP III, which together have the power to appoint a majority of the members of the executive committee of WBHI, and which together with WSHP have the power to appoint three-fourths of the members of the executive committee of SHI, pursuant to Rule 13d-3 under the Act, WREPM III may be deemed to own beneficially 272,176 shares of Common Stock and 2,002,394 SHP units owned of record by SHI and WBHI.

WREF III, pursuant to Rule 13d-3 under the Act, may be deemed to own beneficially 272,176 shares of Common Stock and 2,002,394 SHP units owned of record by SHI and WBHI.

WRECIP III, pursuant to Rule 13d-3 under the Act, may be deemed to own beneficially 272,176 shares of Common Stock and 2,002,394 SHP units owned of record by SHI and WBHI.

As the general partner of each of WREF IV and WRECIP IV, which together have the power to appoint a majority of the members of the executive committee of SWBHI IV, pursuant to Rule 13d-3 under the Act, WREPM IV may be deemed to own beneficially 537,956 shares of Common Stock and 1,697,178 SHP units owned of record by SWBHI IV and SWBMB.

WREF IV, pursuant to Rule 13d-3 under the Act, may be deemed to own beneficially 537,956 shares of Common Stock and 1,697,178 SHP units owned of record by SWBHI IV and SWBMB.

WRECIP IV, pursuant to Rule 13d-3 under the Act, may be deemed to own beneficially 537,956 shares of Common Stock and 1,697,178 SHP units owned of record by SWBHI IV and SWBMB.

As the managing member of WSI, WREPM III and WREPM IV, pursuant to Rule 13d-3 under the Act, WREP may be deemed to own beneficially all 810,132 shares of Common Stock and all 3,699,572 SHP units owned of record by SHI, WBHI, SWBHI IV and SWBMB representing 2.2% of the outstanding shares or 10.9% assuming the SHP units owned by each of SHI, WBHI, SWBHI IV and SWBMB were converted to an equivalent number of shares of Common Stock. As managing members of WREP, pursuant to Rule 13d-3 under the Act, Kazilionis and Paul may be deemed to own beneficially all 810,132 shares of Common Stock and all 3,699,572 SHP units owned of record by SHI, WBHI, SWBHI IV and SWBMB representing 2.2% of the outstanding shares or 10.9% assuming the SHP units owned by each of SHI, WBHI, SWBHI IV and SWBMB were converted to an equivalent number of shares of Common Stock.

WSHI, WSHP, WREPM III, WREF III, WRECIP III, WREPM IV, WREF IV, WRECIP IV, Kazilionis and Paul each disclaim beneficial ownership of all 810,132 shares of Common Stock and all 3,699,572 SHP units.

(b) Acting through its executive committee, SHI has the sole power to vote and dispose of the shares of Common Stock and SHP units indicated as owned of record by it above.

Acting through its executive committee, WBHI has the sole power to vote and dispose of the shares of Common Stock and SHP units indicated as owned of record by it above.

Acting through its executive committee, SWBHI IV has the sole power to vote and dispose of the shares of Common Stock and SHP units indicated as owned of record by it above.

Acting through its executive committee, SWBMB has the sole power to vote and dispose of the SHP units indicated as owned of record by it above.

Acting through its managing members, WREP has the sole power to vote and dispose of the shares of Common Stock and SHP units indicated as owned of record by SHI, WBHI, SWBHI IV and SWBMB above.

As managing members of WREP, Paul and Kazilionis have shared power to vote and dispose of the shares of Common Stock and SHP units indicated as owned of record by SHI, WBHI, SWBHI IV and SWBMB above.

(c) The Reporting Persons have not effected any transactions in Common Stock directly or indirectly during the 60 days prior to the date of this Schedule 13D other than as described in Item 6 hereto.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 810,132 shares of Common Stock or the 3,699,572 SHP units or any other securities of Sunstone acquired by the Reporting Persons as described in Item 3.

(e) On June 6, 2005 SHI, WBHI, SWBHI IV, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV, WRECIP IV, Kazilionis and Paul ceased to be beneficial owners of five percent or more of Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding at the end thereto the following:

Purchase Agreement

On June 6, 2005, SHI, WBHI and SWBHI IV (the “Selling Stockholders”) entered into a Purchase Agreement with Sunstone, SHP and the underwriters named therein pursuant to which the Selling Stockholders agreed to sell to the underwriters in a public offering (the “Public Offering”) an aggregate of 7,592,000 shares of Common Stock and granted the Underwriters a 30-day option to purchase up to an additional 1,588,800 shares of common stock to cover overallotments, if any. On June 10, 2005, the Selling Stockholders completed the sale of all such shares of common stock to the Underwriters, including the shares covered by the 30-day option, with SHI selling an aggregate of 4,286,882 shares of Common Stock, WBHI selling an aggregate of 847,113 shares of Common Stock and SWBHI IV selling an aggregate of 4,046,805 shares of Common Stock. A copy of the Underwriting Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Lock-up Agreements

In connection with the Public Offering, SWBMB, SHI, WBHI, and SWBHI IV have each agreed that, during the period beginning on the date of and continuing to and including the date 83 days after June 6, 2005, it will not without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or gifts, or (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of any such entity; provided, that in the case of any transactions relating to shares of Common Stock or other securities acquired in open market transactions pursuant to clause (a), no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions; and provided, further, that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee must sign and deliver a lock-up letter substantially in the form agreed to by such entities and (ii) such entities will not be required to, and will not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of Common Stock during the restricted period referred to in the foregoing sentence.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1:	Purchase Agreement, dated as of June 6, 2005 by and among Sunstone Hotel Investors, Inc., a Maryland corporation; Sunstone Hotel Partnership, LLC, a Delaware limited liability company; Sunstone Hotel Investors, L.L.C., a Delaware limited liability company; WB Hotel Investors, LLC, a Delaware limited liability company; and Sunstone/WB Hotel Investors IV, LLC, a Delaware limited liability company.

Exhibit 2:	Lock-up Agreement, dated as of June 10, 2005 between Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and SWBMB.

Exhibit 3:	Lock-up Agreement, dated as of June 10, 2005 between Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and SHI.

Exhibit 4:	Lock-up Agreement, to be dated as of June 10, 2005 between Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and WBHI.

Exhibit 5:	Lock-up Agreement, to be dated as of June 10, 2005 between Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and SWBHI IV.

Exhibit 6:	Agreement pursuant to Rule 13d-1(k).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2005

Sunstone Hotel Investors, L.L.C.
By:	Westbrook SHP, LLC, Managing Member
	By:	Westbrook Sunstone Investors, LLC, Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Vice President

Westbrook Real Estate Fund III, L.P.
By:	Westbrook Real Estate Partners Management III, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Westbrook Real Estate Co-Investment Partnership III, L.P.
By:	Westbrook Real Estate Partners Management III, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Westbrook SHP, LLC
By:	Westbrook Sunstone Investors, LLC, Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Vice President

Westbrook Sunstone Investors, LLC

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Vice President

Westbrook Real Estate Partners Management III, LLC
By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Westbrook Real Estate Fund IV, L.P.
By:	Westbrook Real Estate Partners Management IV, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Westbrook Real Estate Co-Investment Partnership IV, L.P.
By:	Westbrook Real Estate Partners Management IV, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Westbrook Real Estate Partners Management IV, LLC
By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Sunstone/WB Manhattan Beach, LLC
By:	Sunstone/WB Hotel Investors, IV, LLC, Managing Member

/s/ PAUL D. KAZILIONIS
Name:	Paul D. Kazilionis
Title:	Co-Chief Executive Officer

Sunstone/WB Hotel Investors IV, LLC

/s/ PAUL D. KAZILIONIS
Name:	Paul D. Kazilionis
Title:	Co-Chief Executive Officer

WB Hotel Investors, LLC

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Vice President

/s/ PAUL D. KAZILIONIS
Paul D. Kazilionis

/s/ JONATHAN H. PAUL
Jonathan H. Paul

Attention: Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 1:	Purchase Agreement, dated as of June 6, 2005 by and among Sunstone Hotel Investors, Inc., a Maryland corporation; Sunstone Hotel Partnership, LLC, a Delaware limited liability company; Sunstone Hotel Investors, L.L.C., a Delaware limited liability company; WB Hotel Investors, LLC, a Delaware limited liability company; and Sunstone/WB Hotel Investors IV, LLC, a Delaware limited liability company.

Exhibit 2:	Lock-up Agreement, dated as of June 10, 2005 between Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and SWBMB.

Exhibit 3:	Lock-up Agreement, dated as of June 10, 2005 between Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and SHI.

Exhibit 4:	Lock-up Agreement, dated as of June 10, 2005 between Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and WBHI.

Exhibit 5:	Lock-up Agreement, dated as of June 10, 2005 between Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and SWBHI IV.

Exhibit 6:	Agreement pursuant to Rule 13d-1(k).

Exhibit 1

SUNSTONE HOTEL INVESTORS, INC.

(a Maryland corporation)

10,592,000 Shares of Common Stock

PURCHASE AGREEMENT

Dated: June 6, 2005

SUNSTONE HOTEL INVESTORS, INC.

(a Maryland corporation)

10,592,000 Shares of Common Stock

(Par Value $0.01 Per Share)

PURCHASE AGREEMENT

June 6, 2005

MERRILL LYNCH & CO.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

CITIGROUP GLOBAL MARKETS INC.

as Representatives of the several Underwriters

c/o	Merrill Lynch & Co.

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

4 World Financial Center

New York, New York 10080

Ladies and Gentlemen:

Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), and the persons listed in Schedule B hereto (the “Selling Stockholders”), confirm their respective agreements with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Citigroup Global Markets Inc. (“Citigroup”) and each of the other Underwriters named in Schedule A hereto (collectively, the “Underwriters”, which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Merrill Lynch and Citigroup are acting as representatives (in such capacity, the “Representatives”), with respect to (i) the sale by the Company and the Selling Stockholders, acting severally and not jointly, and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of shares of Common Stock, par value $0.01 per share, of the Company (“Common Stock”) set forth in Schedules A and B hereto and (ii) the grant by the Selling Stockholders to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 1,588,800 additional shares of Common Stock to cover overallotments, if any. The aforesaid 10,592,000 shares of Common Stock (the “Initial Securities”) to be purchased by the Underwriters and all or any part of the 1,588,800 shares of Common Stock subject to the option described in Section 2(b) hereof (the “Option Securities”) are hereinafter called, collectively, the “Securities”.

The Company and the Selling Stockholders understand that the Underwriters propose to make a public offering of the Securities as soon as the Representatives deem advisable after this Agreement has been executed and delivered.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-11 (No. 333-125123), including the related preliminary prospectus or prospectuses, covering the registration of the Securities under the Securities Act of 1933, as amended (the “1933 Act”). Promptly after execution and delivery of this Agreement, the Company will prepare and file a prospectus in accordance with the provisions of Rule 430A (“Rule 430A”) of the rules and regulations of the Commission under the 1933 Act (the “1933 Act Regulations”) and paragraph (b) of Rule 424 (“Rule 424(b)”) of the 1933 Act Regulations. The information included in such prospectus that was omitted from such registration statement at the time it became effective but that is deemed to be part of such registration statement at the time it became effective pursuant to paragraph (b) of Rule 430A is referred to as “Rule 430A Information.” Each prospectus used before such registration statement became effective, and any prospectus that omitted the Rule 430A Information, that was used after such effectiveness and prior to the execution and delivery of this Agreement, is herein called a “preliminary prospectus.” Such registration statement, including the exhibits and any schedules thereto, at the time it became effective, and including the Rule 430A Information, is herein called the “Registration Statement.” Any registration statement filed pursuant to Rule 462(b) of the 1933 Act Regulations is herein referred to as the “Rule 462(b) Registration Statement,” and after such filing the term “Registration Statement” shall include the Rule 462(b) Registration Statement. The final prospectus in the form first furnished to the Underwriters for use in connection with the offering of the Securities is herein called the “Prospectus.” For purposes of this Agreement, all references to the Registration Statement, any preliminary prospectus, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

SECTION 1. Representations and Warranties.

(a) Representations and Warranties by the Company and the Operating Partnership. Each of the Company and Sunstone Hotel Partnership, LLC, a Delaware limited liability company (the “Operating Partnership”) represents and warrants, jointly and severally, to each Underwriter as of the date hereof, as of the Closing Time referred to in Section 2(c) hereof, and as of each Date of Delivery (if any) referred to in Section 2(b) hereof, and agrees with each Underwriter, as follows:

(i) Compliance with Registration Requirements. Each of the Registration Statement, any Rule 462(b) Registration Statement and any post-effective amendment thereto has become effective under the 1933 Act; no stop order suspending the effectiveness of the Registration Statement, any Rule 462(b) Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act; and no proceedings for such purpose have been instituted or are pending before or, to the Company’s and the Operating Partnership’s knowledge, threatened by the Commission.

(A) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the 1933 Act and the applicable rules and regulations of the Commission thereunder, and (C) the Prospectus, any wrapper or supplement and any prospectus wrapper material distributed to residents of Canada at the time of the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement or the Prospectus or any amendment thereof or supplement thereto based upon information relating to any Underwriter furnished to the Company in writing by or on behalf of such Underwriter through you expressly for use therein.

Each preliminary prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424, complied when so filed in all material respects with the 1933 Act and the 1933 Act Regulations.

(ii) Good Standing of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland, with the corporate power and authority to own its properties and conduct its business as described in the Prospectus. The Company is duly qualified to do business as a foreign corporation in good standing in each jurisdiction (which jurisdictions are set forth on Exhibit E attached hereto) in which the conduct of its business or its ownership or leasing of property requires such qualification, except where the failure to so qualify would not have a material adverse effect on the condition (financial or otherwise), business, earnings, properties, assets, results of operations or prospects of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”).

(iii) Good Standing of Subsidiaries. Each “significant subsidiary” of the Company (as such term is defined in Rule 1-02(w) of Regulation S-X) (each a “Subsidiary” and collectively, the “Subsidiaries”), which includes, without limitation, the Operating Partnership, Sunstone Hotel TRS Lessee, Inc., a Delaware corporation, and Buy Efficient, L.L.C., a Delaware limited liability company, has been duly incorporated or organized and is validly existing as a corporation or limited liability company, as the case may be, in good standing under the laws of the jurisdiction of its formation with the power and authority (corporate and otherwise) to own its properties and conduct its business as described in the Prospectus. Each of the Subsidiaries is duly qualified to do business as a foreign corporation in good standing in each jurisdiction (which jurisdictions are set forth on Exhibit E attached hereto) in which the conduct of its business or its ownership or leasing of property requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect, except as otherwise disclosed in the Registration Statement, all of the issued and outstanding capital stock or other ownership interests of each such Subsidiary has been duly authorized and validly issued, is fully paid and non assessable and is owned by the Company or the Operating Partnership directly or indirectly (other than the membership interests (the “Common Units”) of the Operating Partnership issued to Sunstone Hotel Investors, L.L.C., Sunstone/WB Hotel Investors IV, LLC, WB Hotel Investors, LLC and Sunstone/WB Manhattan Beach, LLC (collectively, the “Contributing Entities”) in connection with the transactions contemplated by the Structuring and Contribution Agreement dated as of July 4, 2004, by and among the Operating Partnership, the Company, the Contributing Entities and Alter SHP, LLC), free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary. The only subsidiaries of the Company are (a) the subsidiaries listed on Exhibit 21 to the Registration Statement and (b) certain other subsidiaries which, considered in the aggregate as a single Subsidiary, do not constitute a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X.

(iv) Independent Accountants. Ernst & Young LLP, the accountants who have certified the financial statements of the Company included in the Registration Statement, are independent registered public accountants as required by the 1933 Act.

(v) Financial Statements. The financial statements and schedules, including the notes thereto, filed with the Commission as a part of the Registration Statement and included in the Prospectus present fairly in all material respects the combined financial position of the entities presented therein, as of and at the dates indicated and the results of their operations and cash flows for the periods specified. Such financial statements and schedules have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis through the periods specified, except as may be expressly stated in the related notes thereto. No other financial statements or schedules are required to be included in the Registration Statement. The financial data set forth in the Prospectus under “Summary Historical and Pro Forma Financial and Operating Data,” “Selected Financial and Operating Data” and “Capitalization” present fairly in all material respects the information set forth therein on a basis consistent with that of the audited financial statements contained in the Registration Statement. The unaudited pro forma financial statements and the related notes thereto included in the Registration Statement have been prepared in accordance with the applicable requirements of the 1933 Act and the regulations promulgated thereunder (including, without limitation, Rule 11-02 of Regulation S-X) and the guidelines of the Commission with respect to pro forma financial information and have been properly presented on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments therein are appropriate to give effect to the transactions and circumstances referred to therein.

(vi) Absence Of Certain Changes. Subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, except as otherwise stated therein: (1) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction not in the ordinary course of business; (2) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock other than ordinary and customary dividends; and (3) there has not been any material change in the capital stock, short-term debt or long-term debt of the Company and its subsidiaries.

(vii) Material Adverse Effect. Neither the Company nor any Subsidiary has sustained since the date of the latest audited financial statements included in the Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus; and, since the respective dates as of which information is given in the Registration Statement and the Prospectus, there has not been (i) any change in the capital stock or members’ equity, as applicable, or long-term debt of the Company or any of its subsidiaries, or (ii) any Material Adverse Effect.

(viii) Capitalization. The authorized capital stock of the Company conforms in all material respects to the description thereof under “Description of Stock” as set forth in the Prospectus. As of the first Date of Delivery (as defined below), the issued and outstanding capital stock of the Company, will be, in all material respects, as set forth in the Prospectus under “Capitalization.” The shares of Common Stock outstanding prior to the issuance of the Securities to be issued by the Company hereunder, including the Securities to be purchased by the Underwriters from the Selling Stockholders, have been duly authorized and validly issued and are fully paid and non-assessable. None of the shares of Common Stock outstanding prior to the issuance of the Securities to be issued by the Company hereunder, including the Securities to be purchased by the Underwriters from the Selling Stockholders, was issued in violation of the preemptive or other similar rights of any security holder of the Company.

(ix) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company and the Operating Partnership.

(x) Binding Obligation. Assuming due authorization, execution and delivery of this Agreement by the Representatives, this Agreement is the legally valid and binding obligation of the Company and the Operating Partnership, enforceable against the Company and the Operating Partnership in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and by general equitable principles, and except to the extent that the indemnification and contribution provisions may be limited by U.S. federal or state securities laws and public policy considerations in respect thereof.

(xi) Authorization and Description of Securities. The Securities to be purchased by the Underwriters from the Company have been duly authorized and, when issued and delivered by the Company in accordance with the terms of this Agreement, will be validly issued, fully paid and non assessable, free and clear of all liens, encumbrances, equities or claims and except as described in the Registration Statement and the Prospectus, the issuance of such Securities will not be subject to any preemptive or similar right. The certificates to be used to evidence the Securities will be in substantially the form filed as an exhibit to the Registration Statement, and will, as of the Closing Time (as defined below) and any Date of Delivery, be in proper form and will comply in all material respects with all applicable legal requirements, the requirements of the charter and bylaws of the Company and the requirements of the New York Stock Exchange Inc. (the “NYSE”).

(xii) Authorization of Common Stock Issuable Upon Conversion of Common Units. The shares of Common Stock issuable upon conversion of the Common Units have been duly and validly authorized by all necessary corporate action and such shares, when issued upon such conversion, will be duly and validly issued, fully paid and non-assessable and will not be subject to any preemptive or similar rights and will be free and clear of all liens, encumbrances, equities or claims.

(xiii) Authorization of Common Units. The Common Units issued and outstanding at the Closing Time have been duly authorized, and upon issuance, will be validly issued and fully paid and conform to the description thereof contained in the Prospectus in all material respects. None of the Common Units were issued in violation of the preemptive or other similar rights of any securityholder in the Operating Partnership. There are no outstanding options, rights (preemptive or otherwise) or warrants to purchase or subscribe for Common Units or other securities of the Operating Partnership.

(xiv) Operating Partnership Managing Member. The Company is the sole managing member of the Operating Partnership. The limited liability company agreement of the Operating Partnership and the aggregate percentage interests of the Company and the members in the Operating Partnership are as set forth in the Prospectus as of the dates indicated in the Prospectus.

(xv) Absence of Defaults and Conflicts. Neither the Company nor any of its Subsidiaries is in (i) violation of its organizational documents, or (ii) default (whether with or without the giving of notice or passage of time or both) in the performance or observance of any obligation, agreement, covenant or condition contained in any lease, indenture, mortgage, deed of trust, loan agreement, operating agreement, property management agreement, franchise agreement or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except in the case of clause (ii) to the extent that such default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The issuance and sale of the Securities to be sold by the Company and the compliance by the Company and the Operating Partnership with all of the provisions of this Agreement and all other transactions herein contemplated by the Company or the Operating Partnership do not and will not: (A) conflict with, or result in any breach of, or constitute a default under nor constitute any event which (with notice, lapse of time, or both) would constitute a breach of or default under (i) any provisions of the charter or bylaws or other organizational documents of the Company or any Subsidiary, (ii) any provision of any license, lease, indenture, mortgage, deed of trust, loan, credit, operating agreement, property management agreement or other agreement or instrument to which any of them is a party or by which any of them or their respective properties or assets may be bound or affected, (iii) any law or regulation binding upon or applicable to the Company or any Subsidiary or any of their respective properties or assets or (iv) any decree, judgment or order applicable to the Company or any Subsidiary; or (B) result in the creation or imposition of any lien, charge, claim or encumbrance upon any property or assets of the Company or any Subsidiary, except in each case described in clauses (A)(ii) through (iv) and (B) of this sentence for such conflicts, breaches, defaults and violations as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, and in the case described in clause (B) of this sentence for liens, charges, claims and encumbrances in connection with certain indebtedness described in the Prospectus under the caption “Outstanding Indebtedness.”

(xvi) Absence of Labor Dispute. No material labor dispute with the employees of the Company or any of its subsidiaries exists, or, to the knowledge of the Company or the Operating Partnership, is imminent; and the Company and the Operating Partnership are not aware of any existing, threatened or imminent labor disturbance by the employees of any of their principal suppliers or contractors which would reasonably be expected to have a Material Adverse Effect.

(xvii) Absence of Proceedings; Accuracy of Exhibits. There are no legal or governmental proceedings pending or, to the Company’s or the Operating Partnership’s knowledge, threatened to which the Company or any of its subsidiaries or any of their respective officers or directors is a party or to which any of the properties of the Company or any of its subsidiaries is subject that are required to be described in the Registration Statement or the Prospectus and are not so described or any affiliate transactions, off-balance sheet transactions, statutes, regulations, contracts, licenses, agreements, leases or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not so described or filed as required.

(xviii) Possession of Intellectual Property. The Company and its subsidiaries own or possess, or can acquire on reasonable terms, all material licenses, inventions, copyrights, know-how (including trade secrets and other confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them, except such as the failure to own, possess or be able to acquire on reasonable terms would not reasonably be expected to have a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(xix) Absence of Further Requirements. No consent, approval, authorization or order of, or filing, registration or qualification with, any governmental body or agency or body or any court is required for the execution, delivery, performance or consummation by each of the Company and the Operating Partnership of its obligations under this Agreement except such consents, approvals, authorizations, orders, filings, qualifications or registration (i) as have been obtained and made under the 1933 Act, (ii) as may be required by the securities or Blue Sky laws of the various states, (iii) as will be obtained or completed by the first Date of Delivery and (iv) the absence of which would not have, or reasonably be expected to have, a Material Adverse Effect.

(xx) Absence of Manipulation. The Company has not taken and will not take, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of the Common Stock or any other security of the Company to facilitate the sale or resale of the Securities.

(xxi) Private Offerings. As described in the Prospectus, the Company has entered into the stock purchase agreement with Security Capital Preferred Growth Incorporated (“Security Capital”) and the stock purchase agreement with BIP REIT Private Limited (“BIP”) (collectively, the “Private Offerings”).

(xxii) No Integration. The Company and all of its subsidiaries shall ensure that neither they nor any of their affiliates shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security that would be integrated with the Private Offerings in a manner that would require the registration of these securities under the 1933 Act.

(xxiii) Accredited Investors. The Company has obtained representations from BIP and Security Capital confirming that each is an accredited investor (as defined in Regulation D promulgated under the 1933 Act) and no facts have come to the Company’s attention to cause it to believe that the representations from BIP and Security Capital with respect thereto are not accurate in all material respects.

(xxiv) Obligations to Issue Securities. Except for the shares of Common Stock or other securities reserved for issuance (A) upon conversion of the Common Units held by the Contributing Entities as described in the Prospectus, (B) in connection with the Company’s 2004 long-term incentive plan and senior management incentive plan described in the Prospectus and (C) as contemplated by “Summary—Recent Developments” in the Prospectus or the agreements described therein, no shares of capital stock are reserved for any purpose; and except as described in clauses (A), (B) and (C) of this paragraph, there are no outstanding (x) securities of the Company or any of its subsidiaries convertible into or exchangeable for any capital stock, partnership interests, membership interests or other equity interests, as the case may be, in the Company or any of its subsidiaries, (y) options, rights (preemptive or otherwise) or warrants to purchase or subscribe for shares of Common Stock or any other securities of the Company, or (z) obligations of the Company or any of its subsidiaries to issue any such securities, options, rights or warrants.

(xxv) Acquisition Closings. The Company and its subsidiaries expect each of the acquisition transactions to acquire (i) the Sutton Place Hotel, (ii) the portfolio of six Renaissance Hotels, and (iii) the Sheraton Hotel in Cerritos, California (collectively, the “Acquisition Transactions”) to close in June or July 2005 after the Closing Time.

(xxvi) Acquisition Agreements. As described in the Prospectus, the Company has entered into the Purchase and Sale Agreement between the Company and Marriott International, Inc. (the “Renaissance Agreement”), the Agreement of Purchase and Sale, between Interstate Cerritos, LLC and Cerritos Associates LLC and the first amendment thereto between Interstate Cerritos, LLC and Cerritos Associates, LLC and the assignment agreement between Interstate Cerritos, LLC and Sunstone Center Court, LLC (the “Sheraton Cerritos Agreement”, and the Purchase and Sale Agreement and Escrow Instructions between Atrium Plaza, LLC and Sunstone Acquisitions, LLC (the “Sutton Place Agreement”, and together with the Renaissance Agreement and the Sheraton Cerritos Agreement, the “Acquisition Agreements”), have been duly authorized, executed and delivered by the Company.

(xxvii) Possession of Licenses and Permits. Each of the Company and its subsidiaries has all necessary licenses, authorizations, consents and approvals and has made all necessary filings required under any U.S. federal, state or local law, regulation or rule, and has obtained all necessary authorizations, consents and approvals from other persons, required in order to conduct its business as described in the Prospectus, except to the extent that any failure to have any such licenses, authorizations, consents or approvals, to make any such filings or to obtain any such authorizations, consents or approvals would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries is in violation of, in default under, or has received any notice regarding a possible violation, default or revocation of any such license, authorization, consent or approval or any U.S. federal, state, local or foreign law, regulation or rule or any decree, order or judgment applicable to the Company or any subsidiary that would reasonably be expected to have a Material Adverse Effect.

(xxviii) Acquisition Transactions Licenses and Permits. As of the closing date of each Acquisition Transaction, the Company and its subsidiaries will have all necessary licenses, authorizations, consents and approvals and will have made all necessary filings required under any U.S. federal, state or local law, regulation or rule, and will have obtained all necessary authorizations, consents and approvals from other persons, required in order to conduct its business following the Acquisition Transactions as described in the Prospectus, except to the extent that any failure to have any such licenses, authorizations, consents or approvals, to make any such filings or to obtain any such authorizations, consents or approvals would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(xxix) Title to Property. The Company and its subsidiaries have good and marketable title in fee simple to, or a valid leasehold interest in, all real property described in the Prospectus as owned by them (the “Company Properties”), and good and marketable title to all personal property owned by them that are material to the business of the Company, in each case free and clear of all liens, encumbrances, security interests and defects except such as are described in the Prospectus or such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any Company Property, buildings and equipment held under lease by the Company and its subsidiaries and described in the Prospectus are held by them under valid, subsisting and enforceable leases (such leases, the “Company Leases”) with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries. Neither the Company nor any of its subsidiaries is in default under any of the Company Leases, relating to, or any of the mortgages or other security documents or other agreements encumbering or otherwise recorded against, the Company Properties that would reasonably be expected to have a Material Adverse Effect, and neither the Company nor any of its subsidiaries knows of any event, which but for the passage of time or the giving of notice, or both, would constitute a default under any of such documents or agreements that would reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, upon the closing of the Acquisition Transactions, the Company and its subsidiaries will have good and marketable title in fee simple to, or a valid leasehold interest in, all real property to be acquired pursuant to the Acquisition Agreements (the “Acquisition Properties”) free and clear of all liens, encumbrances, security interests and defects except such as are described in the Prospectus or such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries.

(xxx) Acquisition Properties Title to Property. To the knowledge of the Company and the Operating Partnership, upon the closing of the Acquisition Transactions, the Company and its subsidiaries expect to have good and marketable title in fee simple to, or a valid leasehold interest in, all real property to be acquired pursuant to the Acquisition Agreements (the “Acquisition Properties”) free and clear of all liens, encumbrances, security interests and defects except such as are described in the Prospectus or such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries.

(xxxi) Title Insurance. The Company or its subsidiaries have either (i) an owner’s or leasehold title insurance policy, from a nationally recognized title insurance company licensed to issue such policy, on each Company Property that insures the fee or leasehold interest, as the case may be, in the Company Properties, which policies include only commercially reasonable exceptions, and with coverage in amounts at least equal to amounts that are generally deemed in the Company’s industry to be commercially reasonable in the markets where the Company’s Properties are located, or (ii) one or more lender’s title insurance policies insuring the lien of the mortgages encumbering the Company Properties with coverage, in the aggregate, equal to the maximum aggregate principal amount of indebtedness incurred by the Company or its subsidiaries and secured by the Company Properties.

(xxxii) Acquisition Properties Title Insurance. As of the closing date of each Acquisition Transaction, the Company or its subsidiaries expect to have either (i) an owner’s or leasehold title insurance policy, from a nationally recognized title insurance company licensed to issue such policy, on each Acquisition Property that insures the fee or leasehold interest, as the case may be, in the Acquisition Properties, which policies are expected to include only commercially reasonable exceptions, and with coverage expected to be in amounts at least equal to amounts that are generally deemed in the Company’s industry to be commercially reasonable in the markets where the Company’s Properties are located, or (ii) one or more lender’s title insurance policies insuring the lien of the mortgages encumbering the Acquisition Properties with coverage, in the aggregate, expected to be equal to the maximum aggregate principal amount of indebtedness incurred by the Company or its subsidiaries and secured by the Company Properties.

(xxxiii) Code Compliance. Each of the Company Properties complies with all applicable codes, laws and regulations (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to the Company Properties), except for such failures to comply that would not, in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its subsidiaries has knowledge of any pending or threatened condemnation proceeding, zoning change or other proceeding or action that would reasonably be expected to have a Material Adverse Effect.

(xxxiv) Acquisition Properties Code Compliance. As of the closing date of each Acquisition Transaction, the Company and the Operating Partnership expect that each of the Acquisition Properties will comply with all applicable codes, laws and regulations (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to the Acquisition Properties), except for such failures to comply that would not, in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its subsidiaries have knowledge of any pending or threatened condemnation proceeding, zoning change or other proceeding or action with respect to the Acquisition Transactions that would reasonably be expected to have a Material Adverse Effect.

(xxxv) Environmental Laws. Each of the Company and its subsidiaries (i) is in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) is in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

The Company and the Operating Partnership have obtained Phase I Environmental Audits with respect to the Company Properties and, except as otherwise disclosed in the Prospectus or in the Phase I Environmental Audits and except to an extent that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (i) neither the Company nor the Operating Partnership have received any notice of, and neither has any knowledge of, any occurrence or circumstance which, with notice or passage of time or both, would give rise to a claim under or pursuant to any U.S. federal, state or local environmental statute or regulation or under common law, pertaining to Hazardous Materials (as hereinafter defined) on or originating from any of the Company Properties or arising out of the conduct of the Company and the Operating Partnership, including, without limitation, a claim under or pursuant to any Environmental Statute (as hereinafter defined); and (ii) neither the Company Property is included nor, to the Company’s or the Operating Partnership’s knowledge, is proposed for inclusion on the National Priorities List issued pursuant to CERCLA (as hereinafter defined) by United States Environmental Protection Agency or, to the Company’s knowledge, proposed for inclusion on any similar list or inventory issued pursuant to any other Environmental Statute or issued by any other governmental authority.

As used herein, “Hazardous Materials” shall include, without limitation, any flammable explosives, radioactive materials, hazardous materials, hazardous wastes, toxic substances, or related materials, asbestos or any hazardous material as defined by any U.S. federal, state or local environmental law, ordinance, rule or regulation including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Sections 9601-9675 (“CERCLA”), the Hazardous Materials Transportation Act, as amended, 49 U.S.C. Sections 1801-1819, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Sections 6901-6992K, the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. Sections 11001-11050, the Toxic Substances Control Act, 15 U.S.C. Sections 2601-2671, the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Sections 136-136y, the Clean Air Act, 42 U.S.C. Sections 7401-7642, the Clean Water Act (Federal Water Pollution Control Act), 33 U.S.C. Sections 1251-1387, the Safe Drinking Water Act, 42 U.S.C. Sections 300f-330j-26, and the Occupational Safety and Health Act, 29 U.S.C. Sections 651-678, as any of the above statutes may be amended from time to time, and in the regulations promulgated pursuant to each of the foregoing (individually, an “Environmental Statute”) or by any federal, state or local governmental authority having or claiming jurisdiction over the Company Properties and other assets described in the Prospectus.

(xxxvi) Acquisition Properties Environmental Laws. To the knowledge of the Company, the owners of the Acquisition Properties, with respect to such properties, (i) are in compliance with any and all applicable Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses to the extent pertaining to the Acquisition Properties and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(xxxvii) Loans. The Company and its subsidiaries have (i) closed 10 individual non cross-collateralized fixed-rate mortgage loans totaling $276.0 million (the “fixed-rate mortgage loans”) and (ii) received a commitment letter from Bear Stearns Commercial Mortgage, Inc. to provide $250 million in fixed-rate mortgage debt in the form of four separate loans (the “Bear Stears Commitment”), each secured by one of the Renaissance hotels to be acquired from Marriott. The Company and the Operating Partnership expect to close the loan described in (ii) above in June 2005 after the Closing Time. To the best knowledge of the Company and the Operating Partnership, the Company and its subsidiaries are in compliance with the fixed-rate mortgage loans and all covenants therein, financial and otherwise, except for such failures to comply that would not in the aggregate, reasonably be expected to have a Material Adverse Effect.

(xxxviii) Property Improvement Plans. The Company and each of its subsidiaries is in compliance with all property improvement plans (“PIPs”) required by franchisors, except for such failures to comply that would not, in the aggregate, have a Material Adverse Effect.

(xxxix) Investment Company Act. Neither the Company nor any of its subsidiaries is, or after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus will be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”).

(xl) Insurance. The Company and its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes are prudent and customary in the businesses in which they are engaged, and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect, except as described in the Prospectus.

(xli) REIT Qualification. The Company has, since its inception, been organized and operated, and as of the Closing Time and any Date of Delivery, will continue to be organized and to operate in a manner so as to qualify as a “real estate investment trust” (“REIT”) under the Code.

(xlii) Material Contracts. The Company and the Operating Partnership, as applicable, have not sent or received any communication regarding termination of, or intent not to renew, any of the material contracts or agreements referred to, described in or filed as an exhibit to the Registration Statement, including, without limitation, any ground lease, franchise agreement or management agreement with respect to the Company Property, and no such termination or non-renewal has been threatened by the Company or the Operating Partnership, as applicable, or, to the Company’s or the Operating Partnership’s knowledge, any other party to such contract or agreement.

(xliii) Internal Controls. The Company and each of its subsidiaries maintain a system of internal controls over financial reporting sufficient to provide reasonable assurance that (1) transactions are executed in accordance with management’s general or specific authorizations; (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (3) access to assets is permitted only in accordance with management’s general or specific authorization; and (4) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(xliv) Registration Rights. Except as disclosed in the Prospectus under “Recent Developments,” “Shares Eligible for Future Sale” and “Certain Relationships and Related Transactions,” there are no persons with registration or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company or the Operating Partnership under the 1933 Act.

(xlv) Sarbanes-Oxley Compliance. The Company and the Operating Partnership have taken all necessary actions to ensure that, upon and at all times after the applicable compliance date under the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), the Company and its subsidiaries and any of the officers and directors of the Company and any of its subsidiaries, in their capacities as such, will be in compliance in all material respects with the Sarbanes-Oxley Act, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certificates, to the extent required.

(xlvi) Independent Directors. (i) The members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board of Directors of the Company are “independent directors” within the meaning of the listing standards and rules of the NYSE, and with respect to the Audit Committee, the Commission, (ii) all of the members of the Audit Committee are financially literate within the meaning of the listing standards and rules of the NYSE and (iii) at least one member of the Audit Committee is an “audit committee financial expert,” within the meaning of Item 401(h) of Regulation S-K.

(xlvii) ERISA Liabilities. The Company and the Operating Partnership, as applicable, do not have, and does not anticipate incurring, any liabilities under the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”), or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”).

(xlviii) Plan Assets. The assets of the Company and its subsidiaries do not constitute “plan assets” of an ERISA regulated employee benefit plan.

(xlix) Taxes. The Company and each of its subsidiaries have accurately prepared and timely filed all federal, state and other tax returns and extensions (“Returns”) that are required to be filed by each such entity and have paid or made provision for the payment of all taxes, assessments, governmental or other similar charges; all such Returns are true, correct and complete in all material respects; and all federal, state, county, local or foreign taxes, charges, fees, levies, fines, penalties or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipts, capital stock, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by any governmental authority (including any interest and penalties (civil or criminal) on or additions to any such taxes and any expenses incurred in connection with the determination, settlement or litigation of any tax liability), in each case, to the extent material (“Taxes”), shown in such Returns or on assessments received by the Company or any of its subsidiaries or otherwise due and payable or claimed to be due and payable by any governmental authority, have been paid, except for any such tax, charge, fee, levy, fine, penalty or other assessment that (i) is currently being contested in good faith, or (ii) would not have, or reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of its subsidiaries has requested any extension of time within which to file any Return, which Return has not since been filed. Neither the Company nor any of its subsidiaries has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns. No audits or other administrative proceedings or court proceedings are presently pending nor threatened against the Company or any of its subsidiaries with regard to any Taxes or Returns of the Company or any of its subsidiaries, and no taxing authority has notified the Company or any of its subsidiaries in writing that it intends to investigate its Tax affairs.

(l) Proceeds. None of the proceeds received from the offering will be used to further any action in violation or contravention of the U.S.A. Patriot Act or otherwise violate or contravene the rules, regulations or policies of the U.S. Office of Foreign Assets Control.

(li) No Relationships. No relationship, direct or indirect, exists between or among any of the Company, the Operating Partnership and/or the Contributing Entities, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company, the Operating Partnership and/or the Contributing Entities, on the other hand, which is required pursuant to the 1933 Act and the rules and regulations promulgated thereunder to be described in the Prospectus which is not so described.

(lii) Registration of Securities. The Common Stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the Securities have been approved for listing on the NYSE, subject to official notice of issuance.

(liii) Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Chief Executive Officer and its Chief Financial Officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established; the Company’s auditors and the Audit Committee of the Company’s Board of Directors will be advised of: (i) any significant deficiencies in the design or operation of internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal control over financial reporting; any material weaknesses in internal control over financial reporting will be identified for the Company’s auditors.

(liv) Statistical and Market-Related Data. The statistical and market-related data included in the Prospectus are based on or derived from sources which the Company believes to be reliable and accurate, and the Company has received any consents necessary to use such statistical and market-related data in the Prospectus.

(lv) Management Letters. The Company has provided all final management letters since the date of the Company’s initial public offering from the Company’s auditors to the Representatives, and with respect to each management letter in draft form since such time, the Company has generally discussed with the Representatives in a materially accurate manner the contents thereof.

(lvi) Redeemable Preferred. Upon the consummation of the Company’s offering to Security Capital, the Series C Cumulative Convertible Redeemable Preferred Stock (the “Series C Preferred”) will be properly classified on a balance sheet of the Company between liabilities and stockholders’ equity in accordance with GAAP.

(b) Representations and Warranties by the Selling Stockholders. Each Selling Stockholder represents and warrants to each Underwriter as of the date hereof, as of the Closing Time, and, if the Selling Stockholder is selling Option Securities on a Date of Delivery, as of each such Date of Delivery, and agrees with each Underwriter, as follows:

(i) Authorization of this Agreement. This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Stockholder.

(ii) Authorization of Power of Attorney and Custody Agreement. The Power of Attorney and Custody Agreement, in the form heretofore furnished to the Representatives (the “Power of Attorney and Custody Agreement”), has been duly authorized, executed and delivered by such Selling Stockholder and is the valid and binding agreement of such Selling Stockholder, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and by general equitable principles, and except to the extent that the indemnification and contribution provisions may be limited by U.S. federal or state securities laws and public policy considerations in respect thereof.

(iii) Noncontravention. The execution and delivery of this Agreement and the Power of Attorney and Custody Agreement and the sale and delivery of the Securities to be sold by such Selling Stockholder and compliance by such Selling Stockholder with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, or result in the creation or imposition of any tax, lien, charge or encumbrance upon the Securities to be sold by such Selling Stockholder or any property or assets of such Selling Stockholder pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which such Selling Stockholder is a party or by which such Selling Stockholder may be bound, or to which any of the property or assets of such Selling Stockholder is subject, nor will such action result in any violation of the provisions of the charter or by-laws or other organizational instrument of such Selling Stockholder, if applicable, or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over such Selling Stockholder or any of its properties; provided, however, that no representation is made hereunder with respect to any Federal or state securities disclosure or anti-fraud laws, rules or regulations.

(iv) Deposit of Certificates. Certificates representing the Securities to be sold by such Selling Stockholder pursuant to this Agreement, in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank with signatures guaranteed, have been placed in custody with the American Stock Transfer & Trust Company (the “Custodian”) with irrevocable conditional instructions to deliver such Securities to the Underwriters pursuant to this Agreement.

(v) Title Matters. Such Selling Stockholder is the record and beneficial owner of the Securities to be sold by it hereunder free and clear of all liens, encumbrances, equities and claims and has duly endorsed such Securities in blank, and, assuming that each Underwriter acquires its interest in the Securities it has purchased from such Selling Stockholder without notice of any adverse claim (within the meaning of Section 8-105 of the New York Uniform Commercial Code (“UCC”)), each Underwriter that has purchased such Securities delivered on the applicable Date of Delivery to The Depository Trust Company or other securities intermediary by making payment therefor as provided herein, and that has had such Securities credited to the securities account or accounts of such Underwriters maintained with The Depository Trust Company or such other securities intermediary will have acquired a security entitlement (within the meaning of Section 8-102(a)(17) of the UCC) to such Securities purchased by such Underwriter, and no action based on an adverse claim (within the meaning of Section 8-105 of the UCC) may be asserted against such Underwriter with respect to such Securities.

(vi) Absence of Manipulation. Such Selling Stockholder has not taken, and will not take, directly or indirectly, any action which is designed to or which has constituted or would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(vii) Absence of Further Requirements. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the performance by each Selling Stockholder of its obligations hereunder or in the Power of Attorney and Custody Agreement, or in connection with the sale and delivery of the Securities hereunder by such Selling Stockholder, except such as may have previously been made or obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws.

(viii) Restriction on Sale of Securities. During a period of 83 days from the date of the Prospectus, such Selling Stockholder will not, without the prior written consent of the Representatives, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file, or cause to be filed, any registration statement under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to the Securities to be sold hereunder.

(ix) No Association with NASD. Neither such Selling Stockholder nor any of his or its affiliates directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, or is a person associated with (within the meaning of Article I (dd) of the By-laws of the National Association of Securities Dealers, Inc.), any member firm of the National Association of Securities Dealers, Inc.

(c) Officer’s Certificates. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby; and any certificate signed by or on behalf of the Selling Stockholders as such and delivered to the Representatives or to counsel for the Underwriters pursuant to the terms of this Agreement shall be deemed a representation and warranty by such Selling Stockholder to the Underwriters as to the matters covered thereby.

SECTION 2. Sale and Delivery to Underwriters; Closing.

(a) Initial Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company and each Selling Stockholder, severally and not jointly, agree to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company and each Selling Stockholder, at the price per share set forth in Schedule C, that proportion of the number of Initial Securities set forth in Schedule B opposite the name of the Company or such Selling Stockholder, as the case may be, which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, bears to the total number of Initial Securities, subject, in each case, to such adjustments among the Underwriters as the Representatives in their sole discretion shall make to eliminate any sales or purchases of fractional securities.

(b) Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Selling Stockholders, acting severally and not jointly, hereby grant an option to the Underwriters, severally and not jointly, to purchase up to an additional 1,350,000 shares of Common Stock, as set forth in Schedule B, at the price per share set forth in Schedule C, less an amount per share equal to any dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities. The option hereby granted will expire 30 days after the date hereof and may be exercised in whole or in part from time to time only for the purpose of covering overallotments which may be made in connection with the offering and distribution of the Initial Securities upon notice by the Representatives to the Company and the Selling Stockholders setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representatives, but shall not be later than one full business day after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined.

(c) Payment. Payment of the purchase price for, and delivery of certificates for, the Initial Securities shall be made at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Los Angeles, CA 90067, or at such other place as shall be agreed upon by the Representatives and the Company and the Selling Stockholders, at 10:00 A.M. (Eastern time) on the third (fourth, if the pricing occurs after 4:30 P.M. (Eastern time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company and the Selling Stockholders (such time and date of payment and delivery being herein called “Closing Time”).

In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representatives and the Selling Stockholders, on each Date of Delivery as specified in the notice from the Representatives to the Selling Stockholders.

Payment shall be made to the Company and the Selling Stockholders by wire transfer of immediately available funds to bank accounts designated by the Company and the Custodian pursuant to each Selling Stockholder’s Power of Attorney and Custody Agreement, as the case may be, against delivery to the Representatives for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase. Merrill Lynch, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

(d) Denominations; Registration. Certificates for the Initial Securities and the Option Securities, if any, shall be in such denominations and registered in such names as the Representatives may request in writing at least one full business day before the Closing Time or the relevant Date of Delivery, as the case may be. The certificates for the Initial Securities and the Option Securities, if any, will be made available for examination and packaging by the Representatives in The City of New York not later than 10:00 A.M. (Eastern time) on the business day prior to the Closing Time or the relevant Date of Delivery, as the case may be.

SECTION 3. Covenants of the Company. The Company covenants with each Underwriter as follows:

(a) Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b), will comply with the requirements of Rule 430A or Rule 434, as applicable, and will notify the Representatives promptly, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective, or any supplement to the Prospectus or any amended Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information, and (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes. The Company will promptly effect the filings necessary pursuant to Rule 424(b) and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

(b) Filing of Amendments. The Company will give the Representatives notice of its intention to file or prepare any amendment to the Registration Statement (including any filing under Rule 462(b)) or any amendment, supplement or revision to either the prospectus included in the Registration Statement at the time it became effective or to the Prospectus, will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representatives or counsel for the Underwriters shall object.

(c) Delivery of Registration Statements. The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein) and conformed copies of all consents and certificates of experts, and will also deliver to the Representatives, without charge, a conformed copy of the Registration Statement as originally filed and of each amendment thereto (without exhibits) for each of the Underwriters.

(d) Delivery of Prospectuses. The Company will furnish to each Underwriter, without charge, during the period when the Prospectus is required to be delivered under the 1933 Act and the 1933 Act Regulations, such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request.

(e) Continued Compliance with Securities Laws. The Company will comply with the 1933 Act and the 1933 Act Regulations so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Prospectus. If at any time when a prospectus is required by the 1933 Act and the 1933 Act Regulations to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 3(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

(f) Blue Sky Qualifications. The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Representatives may designate and to maintain such qualifications in effect for a period of not less than one year from the later of the effective date of the Registration Statement and any Rule 462(b) Registration Statement; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(g) Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(h) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities substantially in the manner specified in the Prospectus under “Use of Proceeds”.

(i) Listing. The Company will use its best efforts to effect the listing of the Securities on the NYSE.

(j) Restriction on Sale of Securities. During a period of 83 days from the date of the Prospectus, the Company will not, without the prior written consent of the Representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act (other than a Registration Statement on Form S-8) with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) issuances of shares of Common Stock or Common Units by the Operating Partnership in connection with the acquisition of hotels and related assets, provided that in the case of (B) above, the recipient of such shares of common stock or securities convertible into or exercisable or exchangeable for common stock shall enter into a lock-up agreement relating to such shares for a period expiring no earlier than 83 days after the date of the prospectus or (C) issuances of shares of Common Stock or other securities as contemplated by the Private Offerings described in “Summary—Recent Developments” in the Prospectus.

(k) Reporting Requirements. The Company, during the period when the Prospectus is required to be delivered under the 1933 Act or the 1933 Act Regulations, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder. The Company will provide upon request a copy of such documents filed.

(l) Sarbanes-Oxley Act. The Company will comply with all applicable securities and other applicable laws, rules and regulations, including, without limitation, the Sarbanes Oxley Act, and use its best efforts to cause the Company’s directors and officers, in their capacities as such, to comply with such laws, rules and regulations, including, without limitation, the provisions of the Sarbanes Oxley Act.

(m) Earnings Statement. The Company will make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering the twelve month period ending March 31, 2006 that satisfies the provisions of Section 11(a) of the 1933 Act and the rules and regulations of the Commission thereunder.

(n) Annual Report. The Company will furnish to its stockholders within a one year period an annual report (including a consolidated balance sheet and statements of income, stockholders’ equity and cash flow of the Company and its subsidiaries for such fiscal year, accompanied by a copy of the certificate or report thereon of nationally recognized independent certified public accountants).

(o) Transfer Agent. The Company will maintain a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the Common Stock.

(p) Investment Company. The Company will take such steps as shall be necessary to ensure that neither the Company nor the Operating Partnership shall become an “investment company” as such term is defined under the Investment Company Act.

(q) REIT Qualification. The Company will use its best efforts to meet the requirements to qualify, for the taxable year ending December 31, 2005, for taxation as a REIT under the Code.

SECTION 4. Payment of Expenses.

(a) Expenses. The Company and the Selling Stockholders will pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, any Agreement among Underwriters and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each preliminary prospectus and of the Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of copies of the Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of any transfer agent or registrar for the Securities, (ix) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show, and (x) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by the National Association of Securities Dealers, Inc. (the “NASD”) of the terms of the sale of the Securities and (xi) the fees and expenses incurred in connection with the listing of the Securities on the NYSE.

(b) Expenses of the Selling Stockholders. The Selling Stockholders, jointly and severally, will pay all expenses incident to the performance of their respective obligations under, and the consummation of the transactions contemplated by this Agreement, including (i) any stamp duties, capital duties and stock transfer taxes, if any, payable upon the sale of the Securities to the Underwriters, and their transfer between the Underwriters pursuant to an agreement between such Underwriters, and (ii) the fees and disbursements of their respective counsel and other advisors.

(c) Termination of Agreement. If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5 or Section 11 hereof, the Company and the Selling Stockholders shall reimburse the Underwriters for all of their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

(d) Allocation of Expenses. The provisions of this Section shall not affect any agreement that the Company and the Selling Stockholders may make for the sharing of such costs and expenses.

SECTION 5. Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company and the Selling Stockholders contained in Section 1 hereof or in certificates of any officer of the Company or any subsidiary of the Company or on behalf of any Selling Stockholder delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) Effectiveness of Registration Statement. The Registration Statement, including any Rule 462(b) Registration Statement, has become effective and at the Closing Time no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefore initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters. A prospectus containing the Rule 430A Information shall have been filed with the Commission in accordance with Rule 424(b) (or a post-effective amendment providing such information shall have been filed and declared effective in accordance with the requirements of Rule 430A).

(b) Opinion of Counsel for Company. At the Closing Time, the Representatives shall have received the opinion and tax opinion, dated as of the Closing Time, of Sullivan & Cromwell LLP, counsel for the Company, in the form attached hereto as Exhibit A. With respect to this section, Sullivan & Cromwell LLP may state that its beliefs are based upon its participation in the preparation of the Registration Statement and Prospectus and any amendments or supplements thereto and review and discussion of the contents thereof, but are without independent check or verification, except as specified.

(c) Opinion of Counsel for the Selling Stockholders. At the Closing Time, the Representatives shall have received the opinion, dated as of the Closing Time, of Patrick K. Fox, General Counsel of Westbrook Real Estate Partners, L.L.C., counsel for the Selling Stockholders, in the form attached hereto as Exhibit B.

(d) Opinion of Special Maryland Counsel for the Company. At the Closing Time, the Representatives shall have received the opinion, dated as of the Closing Time, of Venable LLP, special Maryland counsel for the Company, in the form attached hereto as Exhibit C.

(e) Opinion of Counsel for Underwriters. At the Closing Time, the Representatives shall have received the opinion, dated as of the Closing Time, of O’Melveny & Myers LLP, counsel for the Underwriters, in form and substance satisfactory to counsel for the Underwriters. With respect to this section, O’Melveny & Myers LLP may state that its beliefs are based upon their participation in the preparation of the Registration Statement and Prospectus and any amendments or supplements thereto and review and discussion of the contents thereof, but are without independent check or verification, except as specified.

(f) Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Prospectus, (i) any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating according any of the Company’s securities by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act, (ii) any adverse change, or any development involving a prospective adverse change, in the condition, financial or otherwise, or in the earnings, assets, business affairs, business prospects, or operations of the Company and its subsidiaries, taken as a whole, or in the fee, ground lease, and mortgage interests, in the properties which the Company and its subsidiaries will own and/or operate as of the Closing Time, whether or not arising in the ordinary course of business, which would be material to the Company and its subsidiaries, taken as a whole, (iii) transactions or acquisitions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business which would reasonably be expected to be material to the Company and its subsidiaries, taken as a whole, (iv) any dividend or distribution of any kind, declared, paid or made by the Company on any class of its capital stock, or (v) any change in the capital stock of the Company or the Common Units of the Operating Partnership or any increase in indebtedness of Company or any of its subsidiaries or in the indebtedness encumbering the properties which the Company and its subsidiaries will own and/or operate as of the Closing Time, which would reasonably be expected to have a Material Adverse Effect, and the Representatives shall have received a certificate of the President or a Vice President of the Company and of the chief financial or chief accounting officer of the Company, dated as of the Closing Time, to the effect that (a) the statements above are true and correct as of the Closing Time, (b) there has been no such material adverse change, (c) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (d) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (e) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the Commission.

(g) Certificate of Selling Stockholders. At the Closing Time, the Representatives shall have received a certificate of an Attorney-in-Fact on behalf of each Selling Stockholder, dated as of the Closing Time, to the effect that (i) the representations and warranties of each Selling Stockholder contained in Section 1(b) hereof are true and correct in all respects with the same force and effect as though expressly made at and as of the Closing Time and (ii) each Selling Stockholder has complied in all material respects with all agreements and all conditions on its part to be performed under this Agreement at or prior to the Closing Time.

(h) Accountant’s Comfort Letter. At the time of the execution of this Agreement, the Representatives shall have received from Ernst & Young LLP a letter dated such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus.

(i) Bring-down Comfort Letter. At the Closing Time, the Representatives shall have received from Ernst & Young LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (h) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(j) Approval of Listing. At the Closing Time, those Securities shall have been approved for listing on the NYSE, subject only to official notice of issuance.

(k) No Objection. The NASD has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements.

(l) Lock-up Agreements. The Company shall have furnished to the Representatives an agreement substantially in the form of Exhibit D hereto signed by each (i) officer and director of the Company and (ii) Contributing Entity.

(m) Conditions to Purchase of Option Securities. In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company and the Selling Stockholders contained herein and the statements in any certificates furnished by the Company, any subsidiary of the Company and the Selling Stockholders hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representatives shall have received:

(i) Officers’ Certificate. A certificate, dated such Date of Delivery, of the President or a Vice President of the Company and of the chief financial or chief accounting officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(e) hereof remains true and correct as of such Date of Delivery.

(ii) Certificate of Selling Stockholders. A certificate, dated such Date of Delivery, of an Attorney-in-Fact on behalf of each Selling Stockholder confirming that the certificate delivered at the Closing Time pursuant to Section 5(f) remains true and correct as of such Date of Delivery.

(iii) Opinion of Counsel for Company. The opinion and tax opinion of Sullivan & Cromwell LLP, counsel for the Company, together with the opinion of Venable LLP, special Maryland counsel for the Company, each in the form attached as exhibits hereto, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b) and 5(d) hereof.

(iv) Opinion of Counsel for the Selling Stockholders. The opinion of Patrick K. Fox, General Counsel of Westbrook Real Estate Partners, L.L.C., counsel for the Selling Stockholders, in the form attached as an exhibit hereto, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.

(vi) Bring-down Comfort Letter. A letter from Ernst & Young LLP, in form and substance satisfactory to the Representatives and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representatives pursuant to Section 5(h) hereof, except that the “specified date” in the letter furnished pursuant to this paragraph shall be a date not more than five days prior to such Date of Delivery.

(n) Additional Documents. At the Closing Time and at each Date of Delivery counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company and the Selling Stockholders in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(o) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Option Securities, may be terminated by the Representatives by notice to the Company and the Selling Stockholders at any time at or prior to the Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a) Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, as such term is defined in Rule 501(b) under the 1933 Act (each, an “Affiliate”), its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the Rule 430A

Information or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company and the Selling Stockholders;

(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto).

Each Selling Stockholder severally and not jointly agrees to indemnify and hold harmless each Underwriter, its Affiliates, its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act to the same extent as the foregoing indemnity from the Company to the Underwriters, but only with reference to written information furnished to the Company by or on behalf of such Selling Stockholder specifically for inclusion in the documents referred to in the foregoing indemnity.

(b) Indemnification of Company, Directors and Officers and Selling Stockholders. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, and each Selling Stockholder and each person, if any, who controls any Selling Stockholder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the Rule 430A Information or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the Prospectus (or any amendment or supplement thereto).

(c) Actions against Parties; Notification. Each indemnified party shall give notice promptly in writing to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, and, upon the request of the indemnified party, the indemnifying party shall retain counsel reasonably satisfactory to the indemnified party. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such indemnified party.

(d) Settlement without Consent if Failure to Reimburse. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement of judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 6(c), such indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(e) Other Agreements with Respect to Indemnification. The provisions of this Section shall not affect any agreement among the Company and the Selling Stockholders with respect to indemnification.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Stockholders on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Selling Stockholders on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company and the Selling Stockholders on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the Selling Stockholders and the total underwriting discount received by the Underwriters, in each case as set forth on the cover of the Prospectus bear to the aggregate initial public offering price of the Securities as set forth on the cover of the Prospectus.

The relative fault of the Company and the Selling Stockholders on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Stockholders or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company or any Selling Stockholder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company or such Selling Stockholder, as the case may be. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

The provisions of this Section shall not affect any agreement among the Company and the Selling Stockholders with respect to contribution.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries or the Selling Stockholders submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors, any person controlling the Company or any person controlling any Selling Stockholder and (ii) delivery of and payment for the Securities.

SECTION 9. Termination of Agreement.

(a) Termination; General. The Representatives may terminate this Agreement, by notice to the Company and the Selling Stockholders, at any time at or prior to the Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the NYSE, or if trading generally on the American Stock Exchange or the NYSE or in the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association of Securities Dealers, Inc. or any other governmental authority, or (iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (v) if a banking moratorium has been declared by either Federal or New York authorities.

(b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(i) if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii) if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase and of the Company to sell the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Selling Stockholder to sell the relevant Option Securities, as the case may be, either the (i) Representatives or (ii) any Selling Stockholder shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

SECTION 11. Default by one or more of the Selling Stockholders or the Company. (a) If any Selling Stockholder shall fail at the Closing Time or at a Date of Delivery to sell and deliver the number of Securities which such Selling Stockholder is obligated to sell hereunder, and the remaining Selling Stockholders do not exercise the right hereby granted to increase, pro rata or otherwise, the number of Securities to be sold by them hereunder to the total number to be sold by all Selling Stockholders as set forth in Schedule B hereto, then the Underwriters may, at the option of the Representatives, by notice from the Representatives to the Company and the non-defaulting Selling Stockholders, either (i) terminate this Agreement without any liability on the fault of any non-defaulting party except that the provisions of Sections 1, 4, 6, 7 and 8 shall remain in full force and effect or (ii) elect to purchase the Securities which the non-defaulting Selling Stockholders and the Company have agreed to sell hereunder. No action taken pursuant to this Section 11 shall relieve any Selling Stockholder so defaulting from liability, if any, in respect of such default.

In the event of a default by any Selling Stockholder as referred to in this Section 11, each of the Representatives, and the Company and the non-defaulting Selling Stockholders shall have the right to postpone the Closing Time or Date of Delivery for a period not exceeding seven days in order to effect any required change in the Registration Statement or Prospectus or in any other documents or arrangements.

(b) If the Company shall fail at the Closing Time or at the Date of Delivery to sell the number of Securities that it is obligated to sell hereunder, then this Agreement shall terminate without any liability on the part of any nondefaulting party; provided, however, that the provisions of Sections 1, 4, 6, 7 and 8 shall remain in full force and effect. No action taken pursuant to this Section shall relieve the Company from liability, if any, in respect of such default.

SECTION 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives at 4 World Financial Center, New York, New York 10080, attention of Equity Capital Markets; notices to the Company shall be directed to it at Sunstone Hotel Investors, Inc., 903 Calle Amanecer, Suite 100, San Clemente, CA 92673, attention of Jon D. Kline; and notices to the Selling Stockholders shall be directed to Westbrook Partners, 13155 Noel Road, LB 54, Suite 700, Dallas, Texas 75240, attention of Pat Fox.

SECTION 13. Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Company and the Selling Stockholders and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and the Selling Stockholders and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Company and the Selling Stockholders and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 14. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 15. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 16. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 17. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company and the Attorney-in-Fact for the Selling Stockholders a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters, the Company, the Operating Partnership and the Selling Stockholders in accordance with its terms.

Very truly yours,

SUNSTONE HOTEL INVESTORS, INC.

By	/s/ JON D. KLINE
Title:	Executive Vice President

SUNSTONE HOTEL PARTNERSHIP, LLC

By:	SUNSTONE HOTEL INVESTORS, INC.,
its Managing Member

By	/s/ JON D. KLINE
Title:	Executive Vice President

SUNSTONE HOTEL INVESTORS, L.L.C.

WB HOTEL INVESTORS, LLC

SUNSTONE/WB HOTEL INVESTORS IV, LLC

By	/s/ PATRICK K. FOX
As Attorney-in-Fact acting on behalf of
the Selling Stockholders named in
Schedule B hereto

CONFIRMED AND ACCEPTED,

                as of the date first above written:

MERRILL LYNCH & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By	/s/ MARK E. HAGAN
Authorized Signatory

By:	CITIGROUP GLOBAL MARKETS INC.

By	/s/ CHRIS DJOGANOPOULOS
Authorized Signatory

For themselves and as Representatives of the other Underwriters named in Schedule A hereto.

SCHEDULE A

Name of Underwriter	Number of Initial Securities
Citigroup Global Markets Inc.	3,177,600
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,177,600
Bear, Stearns & Co. Inc.	847,360
Deutsche Bank Securities Inc.	847,360
A.G. Edwards & Sons, Inc.	529,600
Bank of America Securities LLC	529,600
UBS Securities LLC	529,600
Wachovia Capital Markets, LLC	529,600
Calyon Securities (USA) Inc.	211,840
Stifel, Nicolaus & Company, Incorporated	211,840

Total	10,592,000

Sch A-1

SCHEDULE B

	Number of Initial Securities to be Sold	Maximum Number of Option Securities to Be Sold
SUNSTONE HOTEL INVESTORS, INC.	3,000,000	0
SUNSTONE HOTEL INVESTORS, L.L.C.	3,545,008	741,874
WB HOTEL INVESTORS, LLC	700,514	146,599
SUNSTONE/WEB HOTEL INVESTORS IV, LLC	3,346,478	700,327
Total	10,592,000	1,588,800

SCHEDULE C

SUNSTONE HOTEL INVESTORS, INC.

10,592,000 Shares of Common Stock

(Par Value $0.01 Per Share)

1. The initial public offering price per share for the Securities, determined as provided in said Section 2, shall be $23.40.

2. The purchase price per share for the Securities to be paid by the several Underwriters shall be $22.347, being an amount equal to the initial public offering price set forth above less $1.053 per share; provided that the purchase price per share for any Option Securities purchased upon the exercise of the overallotment option described in Section 2(b) shall be reduced by an amount per share equal to any dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities.

Exhibit 2

June 10, 2005

MERRILL LYNCH & CO.

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated,

CITIGROUP GLOBAL MARKETS INC.

as Representatives of the several

Underwriters to be named in the

within-mentioned Purchase Agreement

c/o Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

4 World Financial Center

New York, New York 10080

Re:	Proposed Public Offering by Sunstone Hotel Investors, Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or director of Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (the “Representatives”) propose to enter into a Purchase Agreement (the “Purchase Agreement”) with the Company and certain Selling Stockholders providing for the public offering the (“Public Offering”) of shares (the “Securities”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”). In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder and an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Purchase Agreement that, during a period of 83 days from the date of the Purchase Agreement, the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (except as set forth below), or file or make any demand for the filing of, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or gifts, or (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned; provided, that in the case of any transactions relating to shares of Common Stock or other securities acquired in open market transactions pursuant to clause (a), no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions; and provided, further, that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of Common Stock during the restricted period referred to in the foregoing sentence.

Very truly yours,

Sunstone/WB Manhattan Beach, LLC

By:	Sunstone/WB Hotel Investors IV, LLC, its managing member

	By:	/s/ Patrick K. Fox
Patrick K. Fox, Vice President

Exhibit 3

June 10, 2005

MERRILL LYNCH & CO.

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated,

CITIGROUP GLOBAL MARKETS INC.

as Representatives of the several

Underwriters to be named in the

within-mentioned Purchase Agreement

c/o Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

4 World Financial Center

New York, New York 10080

Re:	Proposed Public Offering by Sunstone Hotel Investors, Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or director of Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (the “Representatives”) propose to enter into a Purchase Agreement (the “Purchase Agreement”) with the Company and certain Selling Stockholders providing for the public offering the (“Public Offering”) of shares (the “Securities”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”). In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder and an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Purchase Agreement that, during a period of 83 days from the date of the Purchase Agreement, the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (except as set forth below), or file or make any demand for the filing of, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or gifts, or (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned; provided, that in the case of any transactions relating to shares of Common Stock or other securities acquired in open market transactions pursuant to clause (a), no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions; and provided, further, that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of Common Stock during the restricted period referred to in the foregoing sentence.

SUNSTONE HOTEL INVESTORS, L.L.C.,

By:	Westbrook SHP, L.L.C., its sole managing member
	By:	Westbrook Sunstone Investors, L.L.C, its sole managing member

		By:	/s/ Patrick K. Fox
Patrick K. Fox, Secretary

Exhibit 4

June 10, 2005

MERRILL LYNCH & CO.

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated,

CITIGROUP GLOBAL MARKETS INC.

as Representatives of the several

Underwriters to be named in the

within-mentioned Purchase Agreement

c/o Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

4 World Financial Center

New York, New York 10080

Re:	Proposed Public Offering by Sunstone Hotel Investors, Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or director of Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (the “Representatives”) propose to enter into a Purchase Agreement (the “Purchase Agreement”) with the Company and certain Selling Stockholders providing for the public offering the (“Public Offering”) of shares (the “Securities”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”). In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder and an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Purchase Agreement that, during a period of 83 days from the date of the Purchase Agreement, the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (except as set forth below), or file or make any demand for the filing of, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or gifts, or (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned; provided, that in the case of any transactions relating to shares of Common Stock or other securities acquired in open market transactions pursuant to clause (a), no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions; and provided, further, that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of Common Stock during the restricted period referred to in the foregoing sentence.

WB HOTEL INVESTORS, LLC

By:	/s/ Patrick K. Fox
Patrick K. Fox, Secretary

Exhibit 5

June 10, 2005

MERRILL LYNCH & CO.

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated,

CITIGROUP GLOBAL MARKETS INC.

as Representatives of the several

Underwriters to be named in the

within-mentioned Purchase Agreement

c/o Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

4 World Financial Center

New York, New York 10080

Re:	Proposed Public Offering by Sunstone Hotel Investors, Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or director of Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (the “Representatives”) propose to enter into a Purchase Agreement (the “Purchase Agreement”) with the Company and certain Selling Stockholders providing for the public offering the (“Public Offering”) of shares (the “Securities”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”). In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder and an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Purchase Agreement that, during a period of 83 days from the date of the Purchase Agreement, the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (except as set forth below), or file or make any demand for the filing of, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or gifts, or (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned; provided, that in the case of any transactions relating to shares of Common Stock or other securities acquired in open market transactions pursuant to clause (a), no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions; and provided, further, that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of Common Stock during the restricted period referred to in the foregoing sentence.

SUNSTONE/WB HOTEL INVESTORS IV, LLC

By:	/s/ Patrick K. Fox
Patrick K. Fox, Vice President

Exhibit 6

Joint Filing Agreement

We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Sunstone Hotel Investors, L.L.C.
By: Westbrook SHP, LLC, Managing Member
By: Westbrook Sunstone Investors, LLC, Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Vice President

Westbrook Real Estate Fund III, L.P.
By: Westbrook Real Estate Partners Management III, LLC, General Partner
By: Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Westbrook Real Estate Co-Investment Partnership III, L.P.
By: Westbrook Real Estate Partners Management III, LLC, General Partner
By: Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Westbrook SHP, LLC
By: Westbrook Sunstone Investors, LLC, Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Vice President

Westbrook Sunstone Investors, LLC

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Vice President

Westbrook Real Estate Partners Management III, LLC
By: Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Westbrook Real Estate Fund IV, L.P.
By: Westbrook Real Estate Partners Management IV, LLC, General Partner
By: Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Westbrook Real Estate Co-Investment Partnership IV, L.P.
By: Westbrook Real Estate Partners Management IV, LLC, General Partner
By: Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Westbrook Real Estate Partners Management IV, LLC
By: Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Managing Member

Sunstone/WB Hotel Investors IV, LLC

/s/ PAUL D. KAZILIONIS
Name:	Paul D. Kazilionis
Title:	Co-Chief Executive Officer

WB Hotel Investors, LLC

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul
Title:	Vice President

Paul D. Kazilionis

/s/ PAUL D. KAZILIONIS
Name:	Paul D. Kazilionis

Jonathan H. Paul

/s/ JONATHAN H. PAUL
Name:	Jonathan H. Paul

Dated: June 13, 2005